Tenet Appoints Jean-Philippe Gousse Vice President of Product Management

Toronto, Ontario--(Newsfile Corp. - May 6, 2022) - Tenet Fintech Group Inc. (CSE: PKK) (OTC PINK: PKKFF) ("Tenet" or the "Company"), an innovative AI service provider and operator of the Business Hubs™, today announced that the Company has appointed technology product executive Jean-Philippe Gousse as Vice President of Product Management.

Mr. Gousse joins Tenet with more than 25 years of experience in product management and development at various tech organizations ranging from start-ups to mid and large companies. Most recently, he was Director of Digital Services & Engagement at COGECO, a Canadian telecommunications and media company, where he led a team of product owners, UX/UI designers, and content specialists. Previously, he was Senior Product Manager at CAE, a Canadian based provider of simulation and modeling technologies with operations and training facilities in 35 countries, serving the airline industry, healthcare specialists, aircraft manufacturers and defense customers. His position at CAE saw him work primarily on product strategy to better serve the needs of clients and on tactical product roadmaps. Prior to moving to Montreal, he had a successful career in high-level sales in Paris, followed by the creation and sale of his first company, a web and design studio. He has a passion for designing and building engaging products, and finding simple solutions to complex problems.

"Jean-Philippe has significant leadership experience in technology product development across a diverse set of industries," said Tenet CEO Johnson Joseph. "His expertise in scaling products and design for high growth organizations will be a strong asset to Tenet. His philosophy that product management is at the intersection of technology, business, and customer experience, and is the core to any successful tech endeavour, aligns well with our strategic goals. We look forward to his insights and contribution to help ensure that our Hubs ultimately become and continue to be invaluable resources for both SME entrepreneurs and financial institutions."

"Building successful technology products requires a deep understanding of the needs and challenges of the customer," added Mr. Gousse. "Joining Tenet is an incredible opportunity to potentially change the lives of millions of SME entrepreneurs. Having been an entrepreneur myself, I can certainly relate to what those needs and challenges are and very much look forward to helping Tenet redefine what it means to be an SME."

About Tenet Fintech Group Inc.:

Tenet Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) and artificial intelligence (AI) companies. All references to Tenet in this news release, unless explicitly specified, includes Tenet and all its subsidiaries. Tenet's subsidiaries provide various analytics and AI-based services to businesses and financial institutions through various Business Hubs™ to create a global ecosystem where analytics and AI are used to create opportunities and facilitate B2B transactions among its members. For more information: http://www.tenetfintech.com

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

MZ Group - MZ North America

Mark Schwalenberg, CFA
312-261-6430
mark.schwalenberg@mzgroup.us

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Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth and listing plans, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

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